                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                   SCHEDULE TO
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 4)
                                 ---------------
                         Katy Industries, Inc. (Issuer)
                            (Name of Subject Company)
                     KKTY Holding Company, L.L.C. (Offeror)
                        Kohlberg & Co., L.L.C. (Offeror)
                      Kohlberg Investors IV, L.P. (Offeror)
                    Kohlberg TE Investors IV, L.P. (Offeror)
                 Kohlberg Offshore Investors IV, L.P. (Offeror)
                      Kohlberg Partners IV, L.P. (Offeror)
                     Kohlberg Management IV, L.P. (Offeror)
                           James A. Kohlberg (Offeror)
                            (Names of Filing Persons)
                                 ---------------
                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)
                                   486-026-107
                      (CUSIP Number of Class of Securities)
                                 ---------------
                              Christopher Lacovara
                          KKTY Holding Company, L.L.C.
                           c/o Kohlberg & Co., L.L.C.
                                111 Radio Circle
                           Mount Kisco, New York 10549
                            Telephone (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                                 With Copies To:
                                Raul Grable, Esq.
                                Hunton & Williams
                                 200 Park Avenue
                          New York, New York 10166-0136
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
  Transaction Valuation: *                           Amount of Filing Fee:
     $20,000,000                                        $4,000
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.00 for up to 2,500,000 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by KKTY Holding Company, L.L.C.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $4,000
    Form or Registration No.: 005-31211
    Filing Parties: KKTY Holding Company, L.L.C.
                    Kohlberg & Co., L.L.C.
    Date Filed: April 25, 2001
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X] third-party offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transactions subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

  This Amendment No. 4 (this "Amendment No. 4") is being filed by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV"), Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Management IV"), and James A. Kohlberg, a United States citizen ("Mr. Kohlberg"), and amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2001 (as amended, the "Schedule TO"), as amended by Amendment No. 1 to the Schedule TO filed on April 26, 2001 ("Amendment No. 1"), Amendment No. 2 to the Schedule TO filed on May 9, 2001 ("Amendment No. 2") and Amendment No. 3 to the Schedule TO filed on May 17, 2001 ("Amendment No. 3"). By virtue of its direct or indirect relationship with Purchaser, Investors IV, TE Investors IV, Offshore Investors IV, Partners IV, Management IV and Mr. Kohlberg and involvement in negotiating the terms of the Offer (as defined below), Kohlberg & Co, L.L.C., a Delaware limited liability company ("Kohlberg & Co."), may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is joining with Purchaser, Investors IV, TE Investors IV, Offshore Investors IV, Partners IV, Management IV and Mr. Kohlberg as filing persons with respect to this Amendment No. 4.

  The Schedule TO relates to the offer by Purchaser to purchase up to 2,500,000 outstanding shares of Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.


ITEMS 1 - 11.

  Items 1 through 11 of the Schedule TO are hereby amended and supplemented by incorporating by reference therein (i) the joint press release issued by Purchaser and the Company on June 3, 2001, a copy of which is filed herewith as Exhibit (a)(1)(J) to the Schedule TO and (ii) the Termination of Preferred Stock Purchase and Recapitalization Agreement dated as of March 29, 2001, dated as of June 2, 2001, a copy of which is filed herewith as Exhibit (d)(5) to the Schedule TO.

  On June 2, 2001, Purchaser and the Company agreed to terminate the Preferred Stock Purchase and Recapitalization Agreement, dated as of March 29, 2001 (the "Preferred Stock Purchase and Recapitalization Agreement"), by mutual written consent pursuant to Section 7.1(a) of the Preferred Stock Purchase and Recapitalization Agreement. Since the Preferred Stock Purchase and Recapitalization Agreement was terminated in accordance with its terms, one of the conditions to the Offer as set forth in Section 15 "Certain Conditions to Purchaser's Obligations" was not satisfied. Therefore, Purchaser has terminated the Offer and Purchaser will instruct the Depositary to promptly return all shares deposited with the Depositary pursuant to the Offer.


ITEM 12.

  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J) - Joint Press Release issued by Purchaser and the Company on June 3,
            2001.

(d)(5)    - Termination of the Preferred Stock Purchase and Recapitalization
            Agreement dated March 29, 2001, dated as of June 2, 2001, between Purchaser and the Company.

                                   Signature

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2001                    KKTY HOLDING COMPANY, L.L.C.

                                       By: /s/ Christopher Lacovara
                                          -----------------------------------
                                          Christopher Lacovara
                                          Authorized Manager

Dated: June 4, 2001                    KOHLBERG & CO., L.L.C.

                                       By: /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg
                                          Managing Member

Dated: June 4, 2001                    KOHLBERG INVESTORS IV, L.P.

                                       By: Kohlberg Management IV, L.L.C.,
                                           its General Partner

                                       By: /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg
                                          Managing Member

Dated: June 4, 2001                    KOHLBERG TE INVESTORS IV, L.P.

                                       By: Kohlberg Management IV, L.L.C.,
                                           its General Partner

                                       By: /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg
                                          Managing Member

Dated: June 4, 2001                    KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                       By: Kohlberg Management IV, L.L.C.,
                                           its General Partner

                                       By: /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg
                                          Managing Member

Dated: June 4, 2001                    KOHLBERG PARTNERS IV, L.P.

                                       By: Kohlberg Management IV, L.L.C.,
                                           its General Partner

                                       By: /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg
                                          Managing Member

Dated: June 4, 2001                    KOHLBERG MANAGEMENT IV, L.L.C.

                                       By: /s/ James A. Kohlberg
                                         -----------------------------------
                                         James A. Kohlberg
                                         Managing Member

Dated: June 4, 2001                        /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg

                                 EXHIBIT INDEX

(a)(1)(J) - Joint Press Release issued by Purchaser and the Company on June 3,
            2001.

(d)(5)    - Termination of the Preferred Stock Purchase and Recapitalization
            Agreement dated March 29, 2001, dated as of June 2, 2001, between Purchaser and the Company.